John R.W. Fox, P.Eng
302 – 304 W. Cordova St.
Vancouver, British Columbia V6B 1E8
(604) 681-6355
Fax: (604) 681-4415
E:mail: laurion@telus.net

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, John Fox, P.Eng, do hereby consent to the public filing of the technical report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada, dated June 28, 2011, with an effective date of January 25, 2010 (the “Report”) by Yukon-Nevada Gold Corp. (the “Company”) with the Canadian Securities Regulatory Authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Report in the news release of the Company dated June 27, 2011 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure being filed by the Company and that it fairly and accurately represents the information in the sections of the Report for which the undersigned is responsible.

DATED the 6th day of January, 2012.

“Signed”
John Fox, P.Eng